

October 27, 2023

Patrick E. Paddon
Chief Executive Officer
California First Leasing Corporation
5000 Birch Street, Suite 500
Newport Beach, CA 92660

> **Re: California First Leasing Corporation**
> **Schedule TO-I filed October 23, 2023**
> **File No. 005-39261**

Dear Patrick E. Paddon:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed October 23, 2023; Offer to Purchase

Important, page ii

1.   Please revise the text in the section entitled "IMPORTANT" to replace the capital letters with lower case letters, in accordance with Plain English requirements.

Summary Term Sheet, page 1

2.   According to the fourth bullet point from the bottom on page 2, you condition your offer on there being "No change in law or in the official interpretation or administration of law, or relevant position or policy of a governmental authority with respect to any laws, applicable to the tender offer." This condition may be so broad as to render the offer illusory. Revise your disclosure so that the condition is specific and capable of objective verification when satisfied. Also, please tell us which condition in Section 6 this bullet point is intended to summarize.

3.   We note your statement of fact on page 3 that "the Company has determined that the

transaction will not cause the Company to no longer be eligible to continue to trade on the OTCQX Premier Market." Please reconcile this statement with your belief stated on page 10 that you "do not believe that [y]our purchase of shares pursuant to the tender offer will negatively impact the eligibility of the remaining shares to continue trading on the OTCQX Premier Market."

4.   We note the question at the top of page 3 captioned "How will the tender offer affect the number of our shares outstanding and the number of record holders?" Please revise your disclosure to address how the tender offer will affect the number of record holders.

<u>Conditions of the Tender Offer, page 15</u>

5.   The lead-in language to this section permits the Company to abandon the offer if the Company's Board of Directors determines that an event has occurred that "makes it inadvisable to proceed with the tender offer or with acceptance for payment or payment." This section as drafted appears to allow the Company to terminate the offer whenever its Board of Directors determines it is "inadvisable" to proceed, which appears to render the offer illusory, in contravention of Section 14(e) of the Exchange Act and Regulation 14E thereunder. In this regard, we also note similar language in the third bullet on page 2 and paragraph (3) on page 16. Please revise, or advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Brian Soares at 202-551-3690 or David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions